[SN Letterhead]

December 27, 2007

VIA EDGAR

Craig Slivka, Esq.

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprint Nextel Corporation (File No. 1-04721)

Definitive Schedule 14A Filed April 9, 2007

Dear Mr. Slivka:

Reference is made to your letter, dated November 30, 2007, regarding a comment by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced definitive Schedule 14A. This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of Sprint Nextel Corporation (the “Company” or “we”) together with our legal representatives.

Executive Compensation, page 23

Annual Short-Term Incentive Compensation Plan, page 25

1.	We note your response to comment 5 of our August 21, 2007 letter. However, please provide a more extensive legal and factual analysis supporting your request for confidential treatment. Please refer to Staff Legal Bulletin No. 1 (February 28, 1997).

COMPANY RESPONSE: Our response has been supplementally provided to the Staff.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at (703) 433-4198 in connection with questions or comments concerning the above responses. In addition, we would appreciate it if future comment letters are addressed to my attention with a copy sent to me via facsimile at (866) 696-7585. Thank you for your attention to this matter.

Very truly yours,

/s/ Richard A. Montfort

Richard A. Montfort, Esq.

Assistant Secretary